Exhibit 99.1

Dominion Diamond Corporation Provides Financial Security for the Ekati Diamond Mine

YELLOWKNIFE, Nov. 6, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company" or "DDC") is pleased to announce that Dominion Diamond Ekati Corporation, the operator of the Ekati Diamond Mine, has posted surety bonds with the Government of the Northwest Territories (the "GNWT") in the aggregate amount of CDN$253,473,000 to secure the obligation under its Water Licence to reclaim the Ekati mine site.

As a result of the posting of the surety bonds, the Company has been returned letters of credit in the amount of approximately CDN$82.6 million previously posted as security in respect of the aforementioned reclamation obligation. Letters of credit in the amount of approximately CDN$42.7 million continue to be held by the GNWT as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the GNWT of duplication between the security required under the Water Licence and security held by the GNWT under the Environmental Agreement.

The surety bonds have been issued by a consortium of insurance companies led by Zurich Insurance Company Ltd and including ACE INA Insurance and AVIVA Insurance Company of Canada. The terms were brokered by Marsh Canada Limited on behalf of the consortium. Rothschild advised DDC on the transaction. The current annual average cost of the bonds is 1.3%.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

For more information, please visit http://www.ddcorp.ca

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information: Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 19:01e 06-NOV-14